Mail Stop 0306

April 22, 2005


Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549-0306

Re:  Cohesant Technologies, Inc.
     Form 10-KSB for the fiscal year ended November 30, 2004
     Form 10-QSB for the fiscal quarter ended February 28, 2005
     File No. 1-13484


Dear Mr. Cascio,

Attached you will find our responses to the Staff's comments set forth in your letter dated March 31, 2005. For your convenience, our responses repeat the Staff's comments (in bold) and include our response thereunder. We confirm that we will comply with these comments in all future filings with the United States Securities and Exchange Commission ("Commission").

The Registrant acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant acknowledges that Staff comment or changes in response to Staff comment in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that Staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We hope that these responses are helpful and if I can be of further assistance in clarification, please feel free to call me on my direct line at (317) 536-2815.


Sincerely,
Cohesant Technologies, Inc.


/s/ Morris Wheeler
Mr. Morris H. Wheeler
President, C.E.O. of Cohesant Technologies, Inc.





File No. 1-13484

FORM 10-KSB FOR FISCAL YEAR ENDED NOVEMBER 30, 2004

FINANCIAL STATEMENTS

BALANCE SHEET - PAGE F-3

     1. IN FUTURE FILINGS, PLEASE PRESENT TRADE ACCOUNTS RECEIVABLE SEPARATELY FROM NOTES RECEIVABLE. IN ADDITION, NOTES RECEIVABLE FROM RELATED PARTIES SHOULD ALSO BE REPORTED SEPARATELY FROM OTHER NOTES RECEIVABLE.

          In future filings trade accounts receivable will be presented separately from notes receivable. As disclosed in footnote 3, the notes RECEIVABLE from related parties, officers recourse notes, are reflected as a reduction of the additional paid-in capital account in the consolidated statements of shareholders' equity.


     2. WE NOTE THE "OTHER" CATEGORY REPRESENTS 21% OF CURRENT LIABILITIES. IN FUTURE FILINGS, PLEASE DISCLOSE THE MAJOR COMPONENTS INCLUDED IN THESE AMOUNT.

          At November 30, 2003 and 2004 other currents liabilities includes dividends payable of $645,341 and $347,005, respectively. In future filings these amounts will be separately disclosed in the financial statements. There were no other major components in other current liabilities.


NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - PAGE F-8

     3. WE NOTE YOU SELL EQUIPMENT AND OTHER PRODUCTS, BUT HAVE NOT PRESENTED YOUR POLICY FOR PRODUCT WARRANTY OBLIGATIONS. IN FUTURE FILINGS, PLEASE PRESENT YOUR POLICY, IF MATERIAL. ALSO INCLUDE THE DISCLOSURES FOR PRODUCTS WARRANTIES REQUIRED BY PARAGRAPH 14 OF FIN 45, IF MATERIAL.

          The equipment (dispense systems and spare parts) sold by GlasCraft and the epoxy coatings sold by Raven are warranted for one year for manufacturer defects. The equipment sold by Raven, which was $582,907 and $679,212 for the years ended November 30, 2004 and 2003, respectively, is not warranted by Raven, although in most cases it is warranted by the original manufacturer. Warranty expense for the year ended November 30, 2004 and 2003 was approximately $62,000 and $37,000, respectively. The Company deems the warranty amounts immaterial, including disclosures required by paragraph 14 of FIN 45, and believes no further disclosure is necessary.

     (b)  REVENUE RECOGNITION - PAGE F-8


File No. 1-13484

     4. IN FUTURE FILINGS, PLEASE EXPAND TO PROVIDE MORE SPECIFIC DETAILS OF YOUR REVENUE RECOGNITION POLICY FOR ALL SIGNIFICANT PRODUCTS AND SERVICES. THIS SHOULD ADDRESS WHETHER THERE ARE ANY RIGHTS OF RETURN, CUSTOMER ACCEPTANCE, INSTALLATION OR OTHER POST-SHIPMENT OBLIGATIONS AND HOW THIS IMPACTS REVENUE RECOGNITION. THIS POLICY SHOULD CLEARLY INDICATE HOW REVENUE RECOGNIZED "AT SHIPMENT" MEETS THE CRITERIA FOR REVENUE RECOGNITION OF SAB 104.

          Under SAB 104, revenue is recognized when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. As the Company's shipping terms for all its products are FOB shipping point and as legal title and risks of ownership transfers upon shipment, revenue is recognized at the time of shipping. Shipment is to independent distributors, certified applicators, large end users and Original Equipment Manufacturer accounts. There are no rights of return, customer acceptance, installation or any other post-shipment obligations with any of the Company's products. The Company's pricing is fixed at the time of shipment. In future filings, we will modify our revenue recognition footnote to include substantially the following:

          "The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). Under SAB 104 revenue is recognized when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

          For equipment, coatings, and replacement and spare part revenue, the criteria of SAB 104 are generally met upon shipment to its independent distributors, certified applicators, large end users and Original Equipment Manufacturer accounts, at which time title and risks ownership are transferred to these customers. Therefore, revenue is recognized at the time of shipment. The Company does not have any rights of return, customer acceptance, installation or other post-shipment obligations with any of its products. The Company's pricing is fixed at the time of shipment."


     5. WE READ ON PAGE 4 THAT SALES OF REPLACEMENT AND SPARE PARTS REPRESENTED 33.7% OF GCI SALES IN 2004, AND ON PAGE 5 THAT RAVEN ALSO SELLS SPARE PARTS. IN FUTURE FILINGS, PLEASE INCLUDE YOUR ACCOUNTING POLICY FOR SALES OF REPLACEMENT AND SPARE PARTS. THESE SALES SHOULD ALSO BE FURTHER DISCUSSED IN MD&A, IF MATERIAL.


          In future filings, we will modify our accounting policy for sales of replacement and spare parts as discussed in the response to 4. above. Sales of parts by Raven, which are included in the equipment sales as discussed in the response to 3 above, were $187,415 and $202,491 for the year ended November 30, 2004 and 2003, respectively. The Company deems these amounts immaterial and believes no further disclosure is necessary.


File No. 1-13484

     6. WE READ ON PAGE 7 THAT MOST OF YOUR SALES ARE TO INDEPENDENT DISTRIBUTORS AND CERTIFIED APPLICATORS. PLEASE DISCLOSE IN FUTURE FILINGS, WHETHER REVENUE IS RECOGNIZED UPON SHIPMENT TO DISTRIBUTORS AND APPLICATORS OR UPON SHIPMENT TO THEIR THIRD PARTY CUSTOMERS. IF REVENUE IS RECOGNIZED UPON SHIPMENT TO DISTRIBUTORS AND APPLICATORS, PLEASE ADDRESS WHETHER THERE ARE ANY RIGHTS OF RETURN, CUSTOMER ACCEPTANCE, INSTALLATION OR OTHER OBLIGATIONS THAT COULD IMPACT REVENUE RECOGNITION. IN ADDITION, CLARIFY WHETHER THE PRICE IS FIXED AT THE TIME OF SHIPMENT, OR WHETHER THERE ARE ANY SUBSEQUENT CREDITS, ADJUSTMENTS OR SALES INCENTIVES GIVEN TO DISTRIBUTORS AND HOW THIS IMPACTS REVENUE RECOGNITION.

          In future filings, we will modify our revenue recognition policy as discussed in the response to 4. above.


     (g)  INVENTORY - PAGE F-9

     7. IN FUTURE FILINGS, PLEASE DISCLOSE THE AMOUNT OF YOUR RESERVE FOR OBSOLETE AND SLOW-MOVING INVENTORY.

          The reserve for obsolete and slow-moving inventory was $187,000 and $165,000 at November 30, 2004 and 2003, respectively. The reserve for obsolete and slow-moving inventory was $189,500 at February 28, 2005. The reserve amount for obsolete and slow-moving inventory will be disclosed in future filings.



     NOTE 3 SHAREHOLDERS' EQUITY

     --RESTRICTED STOCK - PAGE F-14

     8. IN FUTURE FILINGS, PLEASE DISCLOSE THE AGGREGATE VALUE ASSIGNED TO THE SHARES GRANTED ON JUNE 10, 2004 AND OCTOBER 1, 2004. IN ADDITION, DISCLOSE HOW THIS VALUE WAS DETERMINED.

          The aggregate value of the 30,000 shares granted on June 10, 2004 was $225,000. The aggregate value of the 3,500 shares granted on October 1, 2004 was $33,390. The value of these grants was determined by the closing stock price on the date of the grant. These amounts and how the value was determined will be disclosed in future filings.



NOTE 9 SEGMENT INFORMATION - PAGE F-17


File No. 1-13484

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     9.   WE SEE IN YOUR PRESS RELEASES THAT YOU DESCRIBE YOUR SALES IN TERMS OF
          TWO PRODUCT LINES: EQUIPMENT AND MATERIALS. IN FUTURE FILINGS, PLEASE DISCLOSE THE SALES FROM EACH OF YOUR PRODUCTS LINES. FOR GUIDANCE, PLEASE SEE PARAGRAPH 37 TO FAS 131.

               Equipment and material sales will be disclosed in future filings

     10. IN FUTURE FILINGS, PLEASE REVIEW YOUR GEOGRAPHIC DISCLOSURES TO REPORT DOMESTIC (US) SALES SEPARATELY FROM SALES IN CANADA AND OTHER NORTH AMERICAN COUNTRIES. ALSO, PLEASE REPORT SALES FROM EUROPE SEPARATELY FROM THE MIDDLE EAST.

               In future filings, the Company will revise its geographic disclosures as follows:

                  Region                       2004                 2003
                  ------                       ----                 ----
                  United States                66%                  69%
                  Asia/Pacific Rim             12                   12
                  Europe                       12                   10
                  Canada                        5                    6
                  Other                         5                    3
                                          --------------      ----------------
                  Total                       100%                 100%

                                  * * * * * * *


File No. 1-13484